March 21, 2007

Keith A. O’Connell, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	American Vantage Companies
Registration Statement on Form N-2
Filed October 11, 2006
File No. 811-21873

Dear Mr. O’Connell:

We have reviewed your comment letter dated December 20, 2006 to the undersigned in respect of the above-referenced filing. On behalf of American Vantage Companies (the “Company”), we herewith set forth the responses of the Company to the comments contained in your letter. For your convenience, the text of each comment directly precedes the response thereto.

Simultaneously herewith, the Company is filing an amendment to its Registration Statement on Form SB-2 (“Amendment No. 2”) with the Securities and Exchange Commission (the “Commission”).

1.	In the section “Identification of the type of Registrant,” please also disclose that the Fund previously elected to file as an investment company.

Response:

Amendment No. 2 has been appropriately modified in response to this comment.

Keith A. O’Connell, Esq.
March 21, 2007

2.
While we recognize the limitation of filing on N-2 given your circumstances, we believe that the prospectus of an investment company should always he an appropriate source of information for making an investment decision. Please recast the information in the section “Reliance on Prospectus” accordingly, and, if applicable, include a reminder to look at other available information filed with the Commission, including any references to any appropriate documents, before making any investment decision.

Response:

Amendment No. 2 has been appropriately modified in response to this comment.

3.
We note that the registration statement states that, “The Registrant is seeking clarification of its status as an investment company, the continued availability of any exemptions from investment company status and is pursing exemptive relief as appropriate.” The Registrant should take immediate action to either clarify its status or comply fully with the 1940 Act. Please advise us as to any other actions the Registrant has taken or intends to take, including the timing of such actions, to change or clarify its status as an investment company. If appropriate, please update the disclosure.

Response:

Amendment No. 2 includes modified disclosure with respect to this comment. Please be advised that the Company is not presently seeking exemptive relief from the Commission under the 1940 Act, but anticipates doing so, or alternatively, seeking deregistration thereunder, as soon as the Company has acquired sufficient operating assets to meet the 40% asset test under the 1940 Act.

4.	Item 8 states, “At December 31, 2005, the assets of the Registrant primarily consisted of the following....” (Emphasis added.) Please update such information.

Response:

Amendment No. 2 has been appropriately modified in response to this comment.

5.	In Item 8, please revise the risk factor regarding key management and advisors to indicate that the Registrant currently employs two persons.

Response:

Amendment No. 2 has been appropriately modified in response to this comment.

6.
In Item 12, reference is made to certain documents which are incorporated therein by reference. Instruction F of the General Instructions of Form N-2 limits the information that may be incorporated by reference into the prospectus portion of the filing. Please revise the disclosure to provide the required information without incorporating by reference to another document.

Keith A. O’Connell, Esq.
March 21, 2007

Response:

Amendment No. 2 has been appropriately modified in response to this comment.

7.
In Item 17, the prospectus sets forth the Registrant's policies but states that they can be changed without shareholder vote. As stated in my previous letter, please revise the disclosure to provide that all such policies may not be changed without shareholder vote. Also, please note that since such policies can not be changed without shareholder approval, each policy should be clearly stated as what the Registrant's policies permit. Additional disclosure, separate from the policies, may discuss the Registrant's current intentions. Also, if such policies are not further explained, please disclose that such activities (such as borrowings) are subject to applicable law. Also, please note that the concentration policy may not give the Registrant the freedom of action to concentrate in a particular industry. Freedom of action to concentrate (or not concentrate), in other than U.S. government securities, pursuant to management investment discretion, without shareholder approval, has generally been considered by the staff to be prohibited by Sections 8(b)(1) and 13(a)(3) of the 1940 Act. In addition, please delete the disclosure in Item 8 that states the Registrant does not have any fundamental policies.

Response:

Amendment No. 2 has been appropriately modified in response to this comment.

8.
It appears that the Registrant has issued outstanding options, warrants and/or rights. In a letter to the staff, please explain in detail how such options, warrants and/or rights are consistent with the requirements of Section 18 of the 1940 Act, including Section 18(d).

Response:

All outstanding options and warrants were granted by the Company while the Company was a reporting company under the Securities Exchange Act of 1934. The Company has not granted any options, warrants or other rights in its securities since it has become subject to the Investment Company Act of 1940.

9.
Please review the requirements Item 18 and revise the disclosure accordingly. For example, please include the ages and addresses for the directors. For purposes of the Form, the Registrant is deemed to be a portfolio in the fund complex. Please revise the Item 18 chart accordingly. Also, state the names of the companies and the principal business of any business listed in column (4) unless the principal business is implicit in the name. In addition, please further disclose the consultant occupation of Mr. Read and in a letter to the staff, please explain why, in light of Mr. Read's role and substantial compensation for services relating to mergers and acquisition, he is not deemed an interested director. Also, it appears that Ms. Tassinari should not be listed as an independent director because of her marriage to Ronald Tassinari. See Section 2(a)(19) of the 1940 Act. The prospectus states, “The Registrant has three standing committees: Audit, Compensation, and Mergers and Acquisitions, consisting of Jeanne Hood (Chairman of the Audit Committee) and Randolph C. Read (Chairman of the Compensation Committee and the Mergers & Acquisitions Committee)....” Please clarify whether Ms. Hood and Mr. Read are both on each committee. Also, please disclose a concise statement of the functions of the Compensation Committee and the Mergers & Acquisitions Committee and the number of committee meetings held during the last year. In addition, please confirm that all board positions held with other companies by the Registrant's directors have been disclosed.

Keith A. O’Connell, Esq.
March 21, 2007

Response:

Amendment No. 2 has been appropriately modified in response to this comment.

With respect to Randolph C. Read, the Company does not believe that Mr. Read is an “interested person” of the Company as such term is defined in Section 2(a)(19) of the 1940 Act. Section 2(a)(19)(A)(vii) defines an interested person as “any natural person…having had, at any time since the beginning of the last two completed fiscal years…a material business or professional relationship with such company….” Mr. Read has served as Chairman of the Company’s Mergers & Acquisitions Committee since June 2005. From June 2005 through January 2007, he was paid $10,000 per month for service thereon. The M&A Committee is an active committee which seeks suitable strategic alliances and acquisition candidates for the Company, and Mr. Read, as Chairman, devotes substantial time to the committee’s work. However, Mr. Read is engaged in significant business ventures not related to the Company, and the payments he received from the Company were neither a significant portion of his overall income nor a substantial portion of the Company’s operating expenses. Consequently, the payments to Mr. Read as a committee chair and the service he provided in connection therewith do not constitute a material business relationship with the Company, but rather are more appropriately characterized as traditional board committee service, albeit on an active committee. Mr. Read has recently accepted a full-time executive position with an entity not affiliated with the Company.

10.
The prospectus states, “Compensation from Fund - Not applicable as there is no fund.” We disagree with the assertion that the information is not applicable. The information in the registration statement is required by Form N-2, and therefore, plainly applicable. Please delete this statement and provide the disclosure required by Item 18 as it relates to the Registrant. This comment applies to other sections of the prospectus where no response was given because the Registrant believes there is no fund. Also, please disclose the required disclosure regarding the Registrant's code of ethics.

Keith A. O’Connell, Esq.
March 21, 2007

Response:

Amendment No. 2 has been appropriately modified in response to this comment.

11.	The information required by Item 19 must be provided as of a date within 30 days of the filing. Please update the disclosure accordingly.

Response:

Amendment No. 2 has been appropriately modified in response to this comment.

12.	Item 20 - Please provide the information required by subsection 7 of Item 20 regarding the Registrant's independent public accountant.

Response:

Amendment No. 2 has been appropriately modified in response to this comment.

13.
Item 21 - The Registrant's Chief Executive Officer and Chief Accounting Officer (principal financial officer) are primarily responsible for the day-to-day management of the Registrant's investments. Please provide the information required by this Item 21 as it relates to such individuals. In addition, please disclose the information required by Item 9(c) regarding portfolio management.

Response:

Amendment No. 2 has been appropriately modified.

14.
Item 23 states, “The Registrant currently qualifies as a Regulated Investment Company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), for pass-through tax treatment, because it meets certain diversification and distribution requirements under the Code.” In a letter to the staff, please confirm that it is the Registrant's current intention to qualify for such pass through treatment.

Response:

The Registrant continues to be subject to Federal income tax as an ordinary C Corporation, which to the extent the Company has net operating loss carryforward limitations, could result in a corresponding reduction in its net assets and the amount of income available for distribution to its stockholders. Accordingly, it does not intend to qualify for pass through treatment.

Keith A. O’Connell, Esq.
March 21, 2007

15.
Item 25 - Please disclose a list of the exhibits required by Form N-2. Where exhibits are incorporated by reference, the reference should be made in the list of exhibits. The reference should also include the form, file number and date of the previous filing, and the exhibit number (i.e., exhibit 2.a, 2.b, etc.) under which the exhibit was previously filed.

Response:

Amendment No. 2 has been appropriately modified.

Accounting Comments

16.
In general, we note that the Registrant must comply with financial disclosure requirements relating to investment companies. Pursuant to Section 30 of the Investment Company Act of 1940 and the rules thereunder, the Registrant is required to transmit to its stockholders and to file with the commission, at least semiannually, a report containing the financial statements and schedules required by Regulation S-X. (See Section 210.3-18 and 210.6-01 through 6-10 of Regulation S-X). The Registrant has not filed its semiannual report for the period ended 6/30/06.

Response:

The Company has in fact filed a semi-annual report for the period ended June 30, 2006 on Form N-SAR-A (filed August 29, 2006). The report was also transmitted to the Company’s stockholders on or about such time.

17.
Item 24. Financial Statements - It states in the N-2 that "financial statements prepared in accordance with 210.5-01 through 210.5-04 of Regulation S-X can be found in the Registrant's Annual Report on Form 10KSB for the fiscal year ended December 31, 2005 which is incorporated herein by reference." Pursuant to Regulation S-X 210.3-18 (c) & (d), if the most current balance sheet or statement of assets and liabilities in a filing is as of a date 245 days or more prior to the date of the filing is expected to become effective, the financial statements shall be updated with a balance sheet or statement of assets and liabilities as of an interim date within 245 days. In addition, the statements of operations, cash flows, and changes in net assets shall be provided for the interim period between the end of the most recent fiscal year and the date of the most recent interim balance sheet or statement of assets and liabilities filed. Interim financial statements provided in accordance with these requirements may be unaudited but shall be presented in the same detail as required by Regulation S-X 210.6-01 to 6-10.

Keith A. O’Connell, Esq.
March 21, 2007

Response:

Amendment No. 2 has been appropriately modified to include updated financial statements.

18.
Pursuant to Section 30 of the Investment Company Act of 1940 and rule 30(b) 1-4 thereunder, the Registrant is required to file with the Commission Form N-PX (Annual Report of Proxy Voting Record of Registered Management Investment Company) not later than August 31 of each year, containing the Registrant's proxy voting record for the most recent twelve-month period ended June 30.

Response:

The Company will undertake to make the appropriate filing of Form N-PX as soon as reasonably practicable.

19.	Pursuant to Form N-2 Item 25, please include the consent to the use of accountants’ reports relating to audited financial statements.

Response:

Amendment No. 2 has been appropriately modified to include the requested consent.

General

20.
Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to the staff and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response:

We are aware of and acknowledge your comment.

21.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

We are aware of and acknowledge your comment.

Keith A. O’Connell, Esq.
March 21, 2007

As requested in your letter, the Company hereby acknowledges the following by countersigning in the appropriate space below:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SNOW BECKER KRAUSS P.C.

By:	/s/ David R. Fishkin

Acknowledgement by the Company:

By:	/s/ Ronald J. Tassinari
Ronald J. Tassinari Chief Executive Officer

cc:	Ronald J. Tassinari
Anna M. Morrison
Jack Becker, Esq.